Exhibit (a)(5)(G)

NCR Successfully Completes Acquisition of JetPay Corporation

Atlanta, GA – December 6, 2018 – NCR Corporation (NYSE: NCR) announced today the successful completion of its acquisition of JetPay Corporation (NASDAQ: JTPY) through a tender offer made by NCR’s wholly-owned acquisition subsidiary, Orwell Acquisition Corporation, for all of the outstanding shares of JetPay.

NCR’s tender offer for all of the outstanding shares of JetPay at a purchase price of $5.05 per share of common stock, $5.05 per share of common stock underlying each Series A Convertible Preferred Stock, $600 per share of Series A-1 Convertible Preferred Stock and $600 per share of Series A-2 Convertible Preferred Stock, without interest and less any required tax withholding (the “Offer”), expired as scheduled at 11:59 p.m. Philadelphia, PA time, on December 4, 2018.

The depositary has advised that, as of the expiration of the tender offer, a total of 13,996,813 shares of JetPay common stock, 133,333 shares of Series A Convertible Preferred Stock and 9,000 shares of Series A-1 Convertible Preferred Stock were validly tendered and not withdrawn prior to the expiration of the Offer (not including 1,212,577 shares of common stock delivered pursuant to the guaranteed delivery procedures). Approximately 94% of all outstanding shares of JetPay stock on a fully diluted basis have been tendered (the percentage is 98% if guaranteed delivery shares are taken into account) as of the expiration of the Offer.

All of the conditions to the Offer have been satisfied and on December 6, 2018, NCR and its wholly-owned subsidiary, Orwell Acquisition Corporation, accepted for payment, and will promptly pay for, all shares validly tendered and not properly withdrawn in the Offer.

Following completion of the Offer, NCR completed the acquisition of JetPay through the merger of Orwell Acquisition Corporation with and into JetPay, without a vote of JetPay’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with JetPay surviving the merger as a wholly-owned subsidiary of NCR. In connection with the merger, each share of JetPay not validly tendered in the Offer (other than shares held by any stockholder entitled to and properly demanding statutory appraisal of its shares) has been converted into the right to receive the same $5.05 per share of common stock, $5.05 per share of common stock underlying each Series A Convertible Preferred Stock, $600 per share of Series A-1 Convertible Preferred Stock and $600 per share of Series A-2 Convertible Preferred Stock, in cash, without interest and less applicable tax withholding, as will be paid for all shares that were validly tendered and not properly withdrawn in the Offer. JetPay’s common stock will be delisted from the Nasdaq Capital Market.

Financial Technology Partners LP and FTP Securities LLC acted as the financial and strategic advisor to the Special Committee of the Board of Directors of JetPay and Dechert LLP acted as legal counsel.

BofA Merrill Lynch acted as the financial and strategic advisor to the Board of Directors of NCR Corporation in connection with the transaction and Benesch, Friedlander, Coplan & Aronoff LLP served as legal counsel.

About NCR Corporation

NCR Corporation (NYSE: NCR) is a leader in banking and commerce solutions, powering incredible experiences that make life easier. NCR is headquartered in Atlanta, Ga., with 34,000 employees and does business in 180 countries. NCR is a trademark of NCR Corporation in the United States and other countries.

Web site: www.ncr.com

Twitter: @NCRCorporation

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Source: NCR Corporation

News Media Contact:

Tim Henschel

NCR Corporation

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Tim.Henschel@NCR.com

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Michael Nelson

NCR Corporation

678-808-6995

michael.nelson@ncr.com